investor

04 FEB 18 AM 7:21

04010107

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

SUPPL

February 11, 2004

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b). The enclosures are all relevant documents since the date of initial submission on October 30, 2002.

Very truly yours,

Gunilla Swardh
Compliance Officer

PROCESSED
FEB 26 2004
THOMSON FINANCIAL

Enclosures

ⓘnvestor

82-34698

Disclosure Notice

Stockholm, February 11, 2004

Investor's share of the voting rights and share capital in AstraZeneca has changed through the divestment of 21,200,000 shares.

After the sale, Investor's holding in AstraZeneca now amounts to 63,465,810 shares corresponding to 3.75 percent of the voting rights and share capital. On December 31, 2003, Investor's holding in AstraZeneca amounted to 5.0 percent of the votes and capital.

In a statement, Investor President and CEO Marcus Wallenberg said: "We have decided to reduce our leverage and strengthen our financial flexibility. We continue to believe strongly in AstraZeneca and the company is still our largest holding."

INVESTOR AB

For further information:

Fredrik Lindgren, Vice President, Corporate Communications:
+46 8 614 20 31, +46 735 24 20 31

Our press releases can be accessed at www.investorab.com on the Internet.

Investor AB is Sweden's largest listed industrial holding company. The company's business concept is to create shareholder value through long-term committed ownership and active investment activities. Investor is a leading shareholder in a number of public multinational companies, including AstraZeneca, Ericsson and SEB. Investor also conducts venture capital activities in North America, Europe and Asia.

Investor AB
A Public Company
Registration No 556013-8298

SE-103 32 Stockholm, Sweden
Visiting address
Arsenalsgatan 8c

Tel +46 8 614 20 00
Fax +46 8 614 21 50
www.investorab.com